UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DEER CONSUMER PRODUCTS, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

24379J200
(CUSIP Number)

Mr. Ying He	Robert Newman, Esq.
Achieve On Limited	The Newman Law Firm PLLC
c/o Deer Consumer Products, Inc.	44 Wall Street, 20th Floor
Area 2, 1/F, Building M-6, Central High-Tech Industrial Park, Nanshan, Shenzhen, China 518057	New York, NY 10005
+86 (755) 86028285	(212) 248-1001
(Name, Address and Telephone Number of Persons Authorized to
 Receive Notices and Communications)

March 22, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24379J200	13D/A	Page 2 of 5

1	Names of Reporting Persons.

Achieve On Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

British Virgin Islands
	7	Sole Voting Power

		8,200,980
Number of	8	Shared Voting Power
Shares
Beneficially		-0-
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		8,200,980
	10	Shared Dispositive Power

		-0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person

8,200,980
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

25.1%(1)
14	Type of Reporting Person

CO

1. Based on 32,631,748 shares of common stock of the Issuer, par value $0.001, outstanding as of March 1, 2010, as set forth by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 2, 2010.

CUSIP No. 24379J200	13D/A	Page 3 of 5

1	Names of Reporting Persons.

Ying He
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

People’s Republic of China
	7	Sole Voting Power

		-0-
Number of	8	Shared Voting Power
Shares
Beneficially		8,200,980(1)
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		-0-
	10	Shared Dispositive Power

		8,200,980(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person

8,200,980(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

25.1%(2)
14	Type of Reporting Person

IN

1. Mr. Ying He is the sole shareholder and employee of Achieve On Limited. For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all securities beneficially owned by Achieve On Limited may be deemed to be beneficially owned by Mr. He.

2. Based on 32,631,748 shares of common stock, par value $0.001, outstanding as of March 1, 2010, as set forth by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 2, 2010.

CUSIP No. 24379J200	13D/A	Page 4 of 5

EXPLANATORY STATEMENT

This Amendment No. 1 to Schedule 13D (the “Amendment”) relates to the common stock, par value $0.001 (the “Common Stock”) of Deer Consumer Products, Inc. (the “Issuer”).  This Amendment is being filed by Achieve On Limited, a corporation organized under the laws of the British Virgin Islands (“AOL”), and Mr. Ying He, President of AOL and Chairman and Chief Executive Officer of the Issuer, (collectively, the “Reporting Persons”) to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on September 12, 2008 (the “Schedule 13D”).

Item 3.           Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following:

On March 22, 2010, AOL acquired the 941,740 shares of Common Stock identified in Item 5(c) with the personal funds of Mr. Ying He, the sole shareholder and employee of AOL, at approximately $11.00 per share.

Item 4.           Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

The Reporting Persons hold the 8,200,980 shares of Common Stock, including the newly acquired 941,740 shares of Common Stock identified in Item 5(c), for investment purposes. The Reporting Persons may continue to acquire shares of Common Stock, both from private transactions and public markets, as permitted by the insider trading policies of the Issuer. The Reporting Persons have no current plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to add the following:

(a)  See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)  See items 7 through 10 of the cover pages to this Schedule 13D for the number of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c)  On March 22, 2010, AOL entered into a Stock Purchase Agreement with Sharp Champion Limited, a corporation organized under the laws of the British Virgin Islands, to purchase 941,740 shares of the Common Stock of the Issuer at a price of approximately $11.00 per share. The parties intended for the transaction to be a private sale between two residents of the British Virgin Islands and exempt from registration under the Securities Act of 1933.

CUSIP No. 24379J200	13D/A	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2010	ACHIEVE ON LIMITED

	By:	/s/ Ying He
Name: Ying He
Title: President

Date: March 22, 2010		/s/ Ying He
Name: Ying He